

August 12, 2014

<u>Via E-mail</u>
Neil E. de Crescenzo
Chief Executive Officer
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

      Re: **Emdeon Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 17, 2014
               File No. 1-34435

Dear Mr. de Crescenzo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief

cc: Greg T. Stevens, General Counsel